Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-4) and related Explanatory Memorandum of James Hardie Industries N.V. for the registration of 102,000,000 shares of James Hardie Industries SE Ordinary Shares and to the incorporation by reference therein of our reports dated June 19, 2009, with respect to the consolidated financial statements of James Hardie Industries N.V., and the effectiveness of internal control over financial reporting of James Hardie Industries N.V., included in its Annual Report (Form 20-F) for the year ended March 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Orange County, California
July 15, 2009